UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 13)*
Alphabet Inc.
(Name of Issuer)
Class A Common Stock
Class B Common Stock
(Title of Class of Securities)
Class A Common Stock: 02079K 305
Class B Common Stock: 02079K 206
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
▢ Rule 13d-1(b)
▢ Rule 13d-1(c)
☒ Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: Class A: 02079K 305; Class B: 02079K 206
1.	Names of Reporting Persons
Lawrence E. Page
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ▢
(b) ▢
3.	SEC Use Only
4.	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
389,051,160 of Class A Common Stock (1) 389,051,160 of Class B Common Stock
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
389,051,160 of Class A Common Stock (1) 389,051,160 of Class B Common Stock
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
389,051,160 of Class A Common Stock (1) 389,051,160 of Class B Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
6.12% of Class A Common Stock (1) 44.06 % of Class B Common Stock
12.	Type of Reporting Person (See Instructions)
IN

(1)
Comprises 389,051,160 shares of Class B Common Stock held directly by Mr. Page. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except for conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Ownership of Class A Common Stock assumes conversion of all such Reporting Person’s shares of Class B Common Stock into shares of Class A Common Stock. The percentages of ownership set forth above are based on 5,964,091,811 shares of Class A Common Stock and 882,932,162 shares of Class B Common Stock of Alphabet Inc. outstanding at December 31, 2022.

Item 1.
(a)    Name of Issuer:
Alphabet Inc.
(b)    Address of Issuer’s Principal Executive Offices:
1600 Amphitheatre Parkway, Mountain View, CA 94043
Item 2.
(a)    Name of Person Filing:
Lawrence E. Page
(b)    Address of Principal Business Office or, if none, Residence:
c/o Alphabet Inc., 1600 Amphitheatre Parkway, Mountain View, CA 94043
(c)    Citizenship:
United States of America
(d)    Title of Class of Securities:
Class A Common Stock, par value $0.001 per share
Class B Common Stock, par value $0.001 per share
(e)    CUSIP No.:
Class A Common Stock: 02079K 305
Class B Common Stock: 02079K 206
Item 3.    If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)    ▢    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    ▢    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    ▢    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    ▢    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)    ▢    An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E).
(f)    ▢    An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F).
(g)    ▢    A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G).
(h)    ▢    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)    ▢    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ▢ A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)    ▢ Group, in accordance with §240.13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.    Ownership.
Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the Reporting Person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the Reporting Person and (ii) calculating the percentages of the Class A Common Stock owned by the Reporting Person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 5,964,091,811 shares of Class A Common Stock and 882,932,162 shares of Class B Common Stock of Alphabet Inc. outstanding at December 31, 2022.

Lawrence E. Page		Class A(1)(2)	Class B(2)
(a)	Amount beneficially owned:	389,051,160	389,051,160
(b)	Percent of class:	6.12%	44.06%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote	389,051,160	389,051,160
	(ii) Shared power to vote or to direct the vote	0	0
	(iii) Sole power to dispose or to direct the disposition of	389,051,160	389,051,160
	(iv) Shared power to dispose or to direct the disposition of	0	0

(1)	Assumes conversion of all such Reporting Person’s shares of Class B Common Stock into shares of Class A Common Stock.
(2)
Comprises 389,051,160 shares of Class B Common Stock held directly by Mr. Page. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except for conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Ownership of Class A Common Stock assumes conversion of all such Reporting Person’s shares of Class B Common Stock into shares of Class A Common Stock.

Item 5.    Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ▢
Item 6.    Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023	/s/ Kent Walker
Kent Walker, as Attorney-in-Fact for Lawrence E. Page[1]

________________________________

1Pursuant to a power of attorney dated as of October 2, 2015, which was filed with the Securities and Exchange Commission as an attachment to a Schedule 13G/A filed with respect to Mr. Page on February 11, 2016, File No. 005-89274.
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